Exhibit 99.9

CONSENT OF APPOINTED ACTUARY

I hereby consent to the use and incorporation by reference in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2021 of my Appointed Actuary’s Report to the Shareholders dated February 9, 2022 (the “Report”), relating to the valuation of the policy liabilities of the Company for its Consolidated Statements of Financial Position as at December 31, 2021 and 2020 and their change in the Consolidated Statements of Income for the years then ended.

/s/ Steven A. Finch
Steven A. Finch Chief Actuary Fellow, Canadian Institute of Actuaries Toronto, Canada

Date: February 9, 2022